UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 30, 2006
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _____________ to ______________

Commission file number 1-12626
A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:
EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37660

Eastman Investment and Employee Stock Ownership Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	3

Basic Financial Statements:

Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6 – 18

Additional Information (Note A):	20

Schedule of Assets (Held at End of Year)

Signatures	41

Exhibits	42

Note A:
Other supplemental schedules required by Section 2520.10310 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Eastman Investment and Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Eastman Investment and Employee Stock Ownership Plan (the “Plan”) at December 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, effective for plan years ended after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented. Therefore the presentation of the 2005 and 2006 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
 Philadelphia, Pennsylvania
 June 21, 2007

        Eastman Investment and Employee Stock Ownership Plan

        Statements of Net Assets Available for Benefits

        December 30, 2006 and 2005

        (in thousands)

		2006			2005
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$1,379,245	$102,961	$1,482,206	$1,336,472	$103,426	$1,439,898

Receivables:

Sponsor contributions	31,009	3,382	34,391	29,152	3,647	32,799

Other	1,394	802	2,196	1,791	897	2,688

Total assets	1,411,648	107,145	1,518,793	1,367,415	107,970	1,475,385

Liabilities

Accrued expenses	13	16	29	14	15	29

Other liabilities	545	879	1,424	26	954	980

Total liabilities	558	895	1,453	40	969	1,009

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,554	--	5,554	6,701	--	6,701

Net assets available
for plan benefits	$1,416,644	$106,250	$1,522,894	$1,374,076	$107,001	$1,481,077

The accompanying notes are an integral part of these financial statements.

        Eastman Investment and Employee Stock Ownership Plan

        Statements of Changes in Net Assets Available for Benefits

        For the Years Ended December 30, 2006 and 2005

        (in thousands)

		2006			2005
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income (loss)
Interest	$26,592	$--	$26,592	$28,253	$--	$28,253
Dividends	58,845	3,324	62,169	20,766	3,781	24,547
Net appreciation (depreciation) in fair value of
investments	27,345	14,469	41,814	26,930	(12,407)	14,523
Net investment gain (loss)	112,782	17,792	130,575	75,949	(8,626)	67,323
Participant contributions	69,396	--	69,396	67,917	--	67,917
Plan Sponsor contributions	31,009	3,382	34,391	29,152	3,647	32,799
Interfund transfers	17,269	(17,269)	--	15,882	(15,882)	--
Total additions	230,456	3,906	234,362	188,900	(20,861)	168,039

Deductions from net assets:

Distributions to and withdrawals
by participants	187,168	5,213	192,381	108,313	5,487	113,800
Loan transfers, net	556	(556)	--	364	(364)	--
Administrative expenses	164	--	164	137	--	137

Total deductions	187,888	4,657	192,545	108,814	5,123	113,937

Net increase (decrease) in net assets	42,568	(751)	41,817	80,086	(25,984)	54,102
Net assets available for plan
benefits at beginning of year	1,374,076	107,001	1,481,077	1,293,990	132,985	1,426,975
Net assets available for plan
benefits at end of year	$1,416,644	$106,250	$1,522,894	$1,374,076	$107,001	$1,481,077

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States (“Eastman”, the “Company” or the "Plan Sponsor”).  The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code.  All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman.  The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is administered by the Investment Plan Committee (“IPCO”), which is the Plan Administrator and is comprised of Eastman employees.  The Plan has trusts which are administered by the Fidelity Management Trust Company (the “Trustee”).  The trusts include the Eastman Chemical Trust and the ESOP Trust.  Since the inception of the Plan, money in the forfeiture account has been used both to offset future Company contributions and for various administrative expenses of the Plan. The balance of the forfeiture account at December 30, 2006 and 2005 was immaterial.

For additional information regarding the Plan, see the complete Plan documents.

Contributions and vesting

Contributions to the Plan are made through two separate provisions: (a) deferral of qualifying compensation and (b) contributions by the Plan Sponsor of cash or its common stock to the ESOP Fund as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

The Plan includes a salary reduction provision allowing eligible employees to defer up to 40% of qualifying compensation, as defined in the Plan, up to the statutory limit of $15,000 and $14,000 for 2006 and 2005, respectively, as permitted by the Internal Revenue Code.  For the catch-up salary deferral, an eligible employee who has attained age 50 before the close of the calendar year was allowed to defer up to 35% of qualifying compensation, as defined in the Plan, for 2006 and 2005 up to certain Internal Revenue Code limitations.  Plan Sponsor contributions are also subject to certain other limitations.  Participants’ salary deferrals are contributed to the Plan by Eastman on behalf of the participants.  The Plan’s Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various growth and income mutual funds, and/or interest in a guaranteed investment contract fund (see Note 5).  Generally, participants may transfer amounts among the funds on any business day.  Additionally, participants may diversify amounts from their ESOP Fund account within the Plan (see Note 8).  Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which continue to be subject to the former plans’ vesting requirements.  The Plan requires for the Retirement Savings Contribution (“RSC”) to be contributed either to the ESOP Fund for employees’ first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions.  For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant’s investment elections at such time as the RSC is made.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions. Contributions may be paid to the ESOP Fund in cash or shares of Eastman common stock and are deposited in the Company contribution account.  Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company.  Participants are not permitted to make contributions to the ESOP Fund and are 100% vested in their account balance at all times.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, a qualified defined benefit plan also sponsored by Eastman Chemical Company, (2) a former employer’s 401(a) and 401(k) plan, or (3) an employee’s individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the Internal Revenue Code.  All rollover contributions into the Plan must meet the applicable Internal Revenue Service requirements.

Loans

The Investment Plan Committee ("IPCO") may grant a loan of at least $1,000 to a participant provided that the aggregate of the participants’ loans outstanding does not exceed the lesser of (i) $50,000 reduced by the excess, if any, of (a) the participant’s highest outstanding loan balance from the preceding 12 months over (b) the outstanding total loan balance of loans from the Plan on the date on which the loan was made, or (ii) 50% of the non-forfeitable portion of the participant’s account, excluding amounts in a participant’s ESOP Fund account.  In accordance with the Plan provisions, the rate of interest on new participant loans approximates current market rates.  The term of any loan is determined by IPCO and shall not exceed five years.  Loans transferred to the Plan from the Hercules Incorporated Savings and Investment Plan, the ABCO Industries, Inc. 401(k) Profit Sharing Plan, and the Eastman Resins, Inc. Employees’ Growth Sharing Plan carry terms applicable under those Plans.  At December 30, 2006, $29.5 million in loans were outstanding for terms of 3 to 122 months and interest rates ranging from 4% to 10.50%.   At December 30, 2005, $28.9 million in loans were outstanding for terms from 3 to 123 months and interest rates ranging from 4% to 10.50%.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•	Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•
Upon separation of service from Eastman for any reason except death, the full value of a participant’s account is distributed in a lump sum payment for those participants who are not retirement-eligible and the participant account value is less than or equal to $1,000.  Separated participants with accounts in excess of $1,000 or who are retirement-eligible may elect either (i) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 70½ or (ii) immediate lump-sum distribution of the participant’s account or, at the election of the participant, distributions in monthly or annual installments.  Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•
In the event of death, the value of a participant’s account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $5,000.  If the beneficiary is a surviving spouse and the participant account value exceeds $5,000, payment will be made in a either lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•	Distributions to participants shall commence in the year following the year a participant attains age 70½, unless the participant has terminated his or her service with the Company.

•
Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure.  Hardship withdrawals may not exceed the value of the participant’s accounts in the Plan on the date of withdrawal.

•	The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the Internal Revenue Code.

•	Effective March 28, 2005 the Plan was amended to lower the involuntary cash out limit from $5,000 to $1,000 for the majority of plan participants.

Dividends attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis, or (c) paid by the Company directly to participants.  Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Investment of ESOP Fund Assets

ESOP Fund assets are invested primarily in Eastman common stock. However, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•	The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•	The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•
The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP).  Until the loan is repaid, securities acquired with the respective loan process are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account".  On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants.  The ESOP Fund currently is not a leveraged ESOP.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Allocations to participants' ESOP Fund accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting.  The ESOP Fund account maintained for each participant consists of:

•	Plan Sponsor contributions made or invested in shares of Eastman common stock.

•
Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company and/or acquired with the proceeds of a loan released from the Loan Suspense Account.

•	An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.

•	After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year.  In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.

Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company.  Participants will be notified if their total annual contribution is limited by this legal maximum.

Actions taken in connection with the completion of certain corporate transactions

On or about August 1, 2004, the Company completed the sale of certain businesses and product lines in its coatings, adhesives, specialty polymers and inks ("CASPI") segment, including ABCO Industries, Inc. ("ABCO") and Eastman Resins, Inc. ("Resins") to Apollo Management, L.P. ("Apollo"), a private investment firm.  In connection with this sale, on August 1, 2004, the Company fully vested each participant employed by (i) ABCO in his ABCO Employer Contribution Account, and (ii) Resins in his Resins Profit Sharing Account.  The ABCO Employer Contribution Account and the Resins Profit Sharing Accounts held assets transferred to the Plan in connection with prior plan mergers.  In February 2005, the Company made a contribution to the account of each participant, whose employment was terminated in connection with the sale of certain portions of the CASPI segment to Apollo, equal to 5% of the compensation paid to each participant for the period January 1, 2004 through July 31, 2004.

During 2005, the Company closed the operations of Cendian Corporation. The subsidiary's 401(k) plan was merged into the Plan on October 25, 2005. The assets of Cendian plan are included in the contributions total to the sum of $5.1 million.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

In the fourth quarter of 2006, the Company sold its Batesville, Arkansas manufacturing facility and related assets in its performance chemicals and intermediates segment and also its polyethylene-related assets at the Longview, Texas facility in the performance polymers and CASPI segment. In February 2007, the Company made a discretionary contribution to the account of each participant whose employment was terminated in connection with these sales equal to 5% of the compensation paid to each participant for the period January 1, 2006 to the dates of the respective sales.

On or after January 1, 2007, each eligible employee hired by the Company will, in addition to the RSC, be automatically enrolled as a participant in the Eastman Investment Plan ("EIP") portion of the Plan. The participants will be deemed to have elected to defer 3% of their qualifying compensation to the EIP portion of the Plan, unless they affirmatively decline or they elect to contribute a percentage other than 3%. Each participant will also be eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan.

New accounting pronouncements

As of December 30, 2006, the Plan adopted Financial Accounting Standards Board ("FASB") Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("the FSP"). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 30, 2005.

In September 2006, the FASB issued Statement of Financial Accounting Standards No.157 ("SFAS 157"), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

2.	SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements, other than the adoption of the FSP described in Note 1.

Basis of accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment policy and valuation

For investments in the ESOP fund and the Eastman Stock Fund, the Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable.  All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

The Trustee has determined the market values of each fund as of December 30, 2006 and 2005.  Such market values equal the aggregate of the closing prices of the securities held in each fund on December 30, 2006 and 2005 as reported by national exchanges, if available, or otherwise in good faith by the Trustee, plus cash, interest, dividends and such other sums received and accrued but not yet invested.

The Managed Income Fund is reported at fair value as determined by the contract issuers.  The Managed Income Fund is comprised of synthetic guaranteed investment contracts that include interests in commingled trusts or individual fixed income securities that are held in trust for the Plan.  The Plan then enters into a benefit responsive wrapper contract with a third party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return.  The underlying securities are valued at quoted market prices.  The wrap contracts are valued using the market value method. (See Note 6)

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned.  Dividend income is recorded at the ex-dividend date.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

Payments to participants

Benefits payments to participants are recorded when paid.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

3.	CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan.
Contributions are invested in the Plan’s funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations.  The Plan has accrued sponsor contributions for participant-directed funds of $31.0 million and $29.1 million, and for the non-participant-directed ESOP Fund of $3.4 million and $3.6 million at December 30, 2006 and 2005, respectively.

4.	LOANS TO PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions.  Loans made are accounted for as a transfer from the fund directed by the participant to the Loan Fund.  The principal portion of loan repayments reduces the Loan Fund receivable.  The principal and interest repaid are directed to funds to which the participant’s current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant’s current contributions are directed.  The Loan Fund’s net assets and other changes in net assets are included in the participant-directed funds in the Statements of Net Assets and Changes in Net Assets Available for Benefits, respectively.

Unless otherwise specified by the participant, loan proceeds will be withdrawn from the investment funds on a pro-rata basis.  Outstanding loans at December 30, 2006 and 2005 were approximately $29.5 million and $28.9 million, respectively.  Interest income earned on loans to participants is credited directly to the participants' accounts and was approximately $2.0 million and $1.6 million for 2006 and 2005.

5.	INVESTMENTS

At December 30, 2006 and 2005, the Plan's assets were invested in an investment contract fund (see Note 6), mutual funds, and in Eastman Chemical Company common stock.  Subject to certain limitations, participants are provided the option of directing their contributions among these investment options. The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds. The Trustee manages investments in all funds.  The following investment options, which invest primarily in common stock of the Plan sponsor, were available to participants in both 2006 and 2005:

Eastman Stock Fund

This participant-directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman stock are generally made on the open market on behalf of and as elected by Plan participants. During 2006, the Trustee purchased 1,087,600 shares of Eastman stock for the fund at an average price of $51.71 per share, and sold 1,552,000 shares of Eastman stock for the fund at an average price of $54.80 per share. During 2005, the Trustee purchased 1,460,100 shares of Eastman stock for the fund at an average price of $54.03 per share and sold 1,315,900 shares at an average price of $55.98 per share. Dividends paid from the Eastman Stock Fund totaled $2.5 million and $2.7 million in 2006 and 2005, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Eastman ESOP Fund

This non-participant directed fund consists primarily of Eastman Class A common stock.  Purchases and sales of Eastman stock are generally made on the open market, on behalf of its participants and as directed by the Plan’s guidelines. During 2006, the Trustee purchased 63,800 shares of Eastman stock for the fund at an average price of $50.90 per share, and sold 311,700 shares of Eastman stock for the fund at an average price of $55.52 per share.  During 2005, the Trustee purchased 74,000 shares of Eastman stock for the fund at an average price of $56.48 per share, and sold 290,400 shares at an average price of $55.85 per share.

At December 30, 2006 and 2005, the following investments represented 5% or greater of ending net assets, (in thousands):

	2006
	Shares	Fair value

Eastman Chemical Company Common Stock,	7,316	$102,961
Non Participant Directed
Fidelity Magellan® Fund	908	81,298
Fidelity Contrafund	2,005	130,694

	2005
	Shares	Fair value

Eastman Chemical Company Common Stock,	8,420	$103,426
Non Participant Directed
Eastman Chemical Company Common Stock,	6,642	78,752
Participant Directed
Fidelity Magellan® Fund	824	87,740
Fidelity Contrafund	1,881	121,797

During 2006 and 2005, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value by $41.8 million and $14.5 million, respectively, as follows (in thousands):

	Net Appreciation (Depreciation)

	2006	2005

Eastman Chemical Company Common Stock, Non Participant Directed	$14,469	$(12,407)
Eastman Chemical Company Common Stock, Participant Directed	13,930	31,481
Mutual Funds	13,415	(4,551)
Total	$41,814	$14,523

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

6.	INSURANCE CONTRACTS

The Plan holds an interest in the Managed Income Fund (the "Fund"), which invests in guaranteed investment contracts ("GICs"), which are contracts between an insurance company and the Fund that provide for guaranteed returns on principal amounts invested over various periods of time. This participant-directed fund also invests in synthetic GICs.  The term “synthetic” investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A “synthetic” investment contract, also referred to as a “wrap” contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan’s ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the Fund, to maintain a constant net asset value ("NAV") and to protect the Fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemption of most of the Fund’s shares) during a time when the market value of the Fund’s covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund). Fees the Fund pays for wrap contracts are a component of the Fund’s expenses.

In selecting wrap issuers, Fidelity Management Trust Company (“FMTC”), as investment manager of all or a portion of the Fund, analyzes the proposed terms of the wrap contract and the credit quality of the wrap issuer. Other factors, including the availability of wrap contracts under certain market or competitive conditions, may affect the number of wrap issuers and the terms of the wrap contracts held by the Fund. The Fund may agree to additional limitations on its investments as a condition of the wrap contracts. These may include maximum duration limits, minimum credit standards, and diversification requirements. Generally, as long as the Fund is in compliance with the conditions of its wrap contracts, it may buy and sell covered assets without impacting the contract value of the covered assets. However, a wrap issuer may require that the Fund invest entirely in cash or cash equivalents under certain conditions.

FMTC normally purchases wrap contracts from issuers rated in the top three long-term categories (A- or the equivalent and above) by any one of the nationally recognized statistical rating organizations. Although FMTC typically enters into wrap contracts with multiple parties, it may have a single wrap issuer for all of the Fund’s covered assets. FMTC may terminate and replace wrap contracts under various circumstances, including when there is a default by the wrap issuer.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

FMTC purchases wrap contracts for the Fund with the aim of maintaining the contract value of the Fund’s bond investments. FMTC invests the Fund’s assets consistent with the terms of the wrap contracts and the Fund’s investment guidelines. As a target, FMTC expects a substantial percentage (up to 99%) of the Fund’s assets to be covered by wrap contracts, although FMTC may change this target from time to time. Assets not covered by wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant withdrawals and exchanges.

Wrap contracts accrue interest using a formula called the “crediting rate.” Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund’s current market value at the Fund’s current yield to maturity for a period equal to the Fund’s duration.  The crediting rate is the discount rate that equates that estimated future market value with the Fund’s current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

The crediting rate, and hence the Fund’s return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund’s return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund’s return.

If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the Fund will have, for example, less than $10.00 in cash and bonds for every $10.00 in NAV. Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the Fund’s return. Redemptions by existing shareholders will have the opposite effect, and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the Fund’s return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

If the Fund experiences significant redemptions when the market value is below the contract value, the Fund’s yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the Fund’s yield could be reduced to zero. If redemptions continued thereafter, the Fund might have insufficient assets to meet redemption requests, at which point the Fund would require payments from the wrap issuer to pay further shareholder redemptions.

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
•	Complete or partial termination of the Plan.
•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.
•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor.
•
Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.

•	Exclusion of a group of previously eligible employees from eligibility in the Plan.
•	Any early retirement program, group termination, group layoff, facility closing, or similar program.
•	Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not considered probable by IPCO.

The Fund is unlikely to be able to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering its entire short-term bond portfolio. This could result from the Fund’s inability to promptly find a replacement wrap contract with comparable terms following termination of a wrap contract. FMTC will attempt to assess the credit quality of wrap issuers, but there is no guarantee as to the financial condition of a wrap issuer. Wrap contracts are nontransferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets that are in default in excess of a certain percentage of Fund assets (e.g., 5%). In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its covered assets is lower than their contract value.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the Fund’s covered assets is below their contract value at the time of such termination, FMTC may elect to keep the wrap contract in place until such time as the market value of the Fund’s covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if FMTC’s investment management authority over the Fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the Fund’s covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the Fund.

Average yields:	December 30, 2006	December 30, 2005

Based on actual earnings	4.96%	4.90%
Based on interest rate credited to participants	4.37%	4.04%

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The weighted average crediting interest rate for the fund was 4.32% and 3.95% at December 30, 2006 and 2005 respectively.

The value of the Fund reflected in these financial statements is based upon the principal invested and the interest credited. The fair value of the Fund, by investment type, as of December 30, 2006 and 2005 was as follows:

(in thousands)	December 30, 2006	December 30, 2005

Security backed investments:
Underlying assets at fair value	$601,724	$623,499
Wrap contracts	5,554	6,701
Total contract value	$607,278	$630,200

7.	OTHER RECEIVABLES

Other receivables in the amount of $2.2 million and $2.7 million at December 30, 2006 and 2005, respectively represent interest and dividends receivable, as well as receivables from the sale of stock.

8.	DIVERSIFICATION FROM ESOP FUND

Active or retired employees of the Company are eligible to diversify funds held in their ESOP Fund account.  Effective July 2003, a participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions. During 2006 and 2005, $13.9 million and $12.1 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

9.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

10.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter in May 2003, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code.  The Plan Administrator believes the Plan qualifies and operates in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

11.	PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan.  For both 2006 and 2005, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds, as the case may be. Loan administration fees are deducted quarterly from the accounts of participants with outstanding loan balances.  Loan origination fees are deducted from the participants account at the inception of the loan.  For 2006 and 2005, the Company paid all other expenses of the Plan related to plan oversight and administration, including auditing fees.

12.	RELATED PARTIES

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company, (“FMTC”).  FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.  The Plan also invests in the common stock of the Plan Sponsor as well as loans to Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules.

13.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

(in thousands)	December 30, 2006	December 30, 2005

Investments at fair value	$1,482,206	$1,439,898
Adjustment from fair value to contract value for full benefit-responsive investment contracts	5,554	6,701
Total investments per Form 5500	$1,487,760	$1,446,599

Supplemental Schedule

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
*	Eastman Chemical Company	Common stock, Participant directed, 4,515 shares	**	61,077
*	Fidelity Management Trust Company	Interest Bearing Cash, Participant directed	**	806
*	Eastman Chemical Company	Common stock, Non Participant directed, 7,316 shares	90,099	101,667
*	Fidelity Management Trust Company	Interest Bearing Cash, Non Participant directed	1,294	1,294
*	Fidelity Fund	Registered Investment Company, 1,264 shares	**	45,297
*	Fidelity Puritan Fund	Registered Investment Company, 2,841 shares	**	56,727
*	Fidelity Magellan Fund	Registered Investment Company, 908 shares	**	81,298
*	Fidelity Contrafund	Registered Investment Company, 2,005 shares	**	130,694
*	Fidelity Spartan U.S. Equity Index Portfolio	Registered Investment Company, 783 shares	**	39,286
*	Fidelity International Discovery Fund	Registered Investment Company, 1,592 shares	**	60,385
*	Fidelity Blue Chip Growth Fund	Registered Investment Company, 320 shares	**	14,195
*	Fidelity Freedom Income Fund	Registered Investment Company, 171 shares	**	1,969
*	Fidelity Freedom 2000 Fund	Registered Investment Company, 114 shares	**	1,418
*	Fidelity Freedom 2010 Fund	Registered Investment Company, 824 shares	**	12,053
*	Fidelity Freedom 2020 Fund	Registered Investment Company, 1,006 shares	**	15,631
*	Fidelity Freedom 2030 Fund	Registered Investment Company, 611 shares	**	9,802
*	Fidelity Freedom 2040 Fund	Registered Investment Company, 482 shares	**	4,573
*	Fidelity Spartan Extended Market Index Portfolio	Registered Investment Company, 389 shares	**	14,970
*	Fidelity Spartan International Index Fund	Registered Investment Company, 405 shares	**	17,891
*	Participant Loans	Participant Loan Fund with terms ranging from 3-122 months and rates ranging from 4% to 10.5%	**	29,467
*	PIMCO Total Return Fund	Registered Investment Company, 2,456 shares	**	25,493
*	Franklin Small Mid Cap Growth Fund	Registered Investment Company, 648 shares	**	24,844
*	Neuberger and Berman Genesis Instl Cl	Registered Investment Company, 1,239 shares	**	56,663
*	Templeton Foreign Fund	Registered Investment Company, 905 shares	**	12,294
*	Fidelity Retirement Money Market	Registered Investment Company, 71 share	**	71
*	Clipper Fund	Registered Investment Company, 145 shares	**	13,333
*	TCW Galileo Select Equities Fund	Registered Investment Company, 114 shares	**	2,184
*	WFA Small Cap Val Z	Registered Investment Company, 1,177 shares	**	36,655

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
*	Fidelity short term cash fund	CASH	**	17,099
	Accredited Mortgage Loan Trust ACCR 03-2 A1	Mortgage backed security 4.23% 10/33	**	367
	Accredited Mortgage Loan Trust ACCR 03-3 A1	Mortgage backed security 4.46% 12/33	**	348
	ACE Securities Corp. ACE 03-NC1 M1	Mortgage backed security 1ML+78 7/33	**	171
	ACE Securities Corp. ACE 02-HE1 M1	Mortgage backed security 1ML+65 6/32	**	200
	ACE Securities Corp. ACE 03-HS1 M1	Mortgage backed security 1ML+75 6/33	**	75
	ACE Securities Corp. ACE 03-HS1 M2	Mortgage backed security 1ML+175 6/3	**	101
	ACE Securities Corp. ACE 03-HE1 M1	Mortgage backed security 1ML+65 11/32	**	189
	ACE Securities Corp. ACE 04-FM1 M1	Mortgage backed security 1ML+60 9/33	**	152
	AEGON	Synthetic GIC Global Wrap – 4.45%	**	1,389
	Aesop Funding II LLC ESOP 05-1A A1	Mortgage backed security 3.95% 4/08	**	985
	AIFUL Corporation	Corporate Bond 4.45% 2/16/10 144A	**	3,264
	AIFUL Corporation	Corporate Bond 5% 8/10/10 144A	**	381
	AIFUL Corporation	Corporate Bond 6% 12/12/11 144A	**	20
	Alabama Power Co	Corporate Bond 3.5% 11/15/07	**	559
	Altria Group Inc	Corporate Bond 7.2% 2/01/07	**	928
	America Movil SAB DE CV	Corporate Bond 4.125% 3/1/09	**	1,283
	American General Finance Corp	Corporate Bond 2.75% 6/15/08	**	507
	American General Finance Corp	Corporate Bond 4.625% 5/15/09	**	1,119
	American General Finance Corp	Corporate Bond 3.875% 10/1/09	**	433
	American General Finance Corp	Corporate Bond 4.875% 5/15/10	**	1,045
	American Honda Finance Corp	Corporate Bond 4.5% 5/26/09 144A	**	1,185
	American Honda Finance Corp	Corporate Bond 4.25% 3/11/08 144A	**	1,865
	AmeriCredit Automobile Receivables Trust AMCAR 04-CA A4	Mortgage backed security 3.61% 5/11	**	295
	AmeriCredit Automobile Receivables Trust AMCAR 04-1 B	Mortgage backed security 3.7% 1/09	**	42
	AmeriCredit Automobile Receivables Trust AMCAR 04-1 C	Mortgage backed security 4.22% 7/09	**	80
	AmeriCredit Automobile Receivables Trust AMCAR 04-DF A4	Mortgage backed security 3.43 7/11	**	767
	AmeriCredit Automobile Receivables Trust AMCAR 06-BG A4	Mortgage backed security 5.21% 9/13	**	715
	AmeriCredit Automobile Receivables Trust AMCAR 06-1 B	Mortgage backed security 5.2% 3/11	**	70
	AmeriCredit Automobile Receivables Trust AMCAR 06-BG A3	Mortgage backed security 5.21% 10/11	**	356
	AmeriCredit Automobile Receivables Trust AMCAR 05-CF A4	Mortgage backed security 4.63% 6/12	**	1,397
	AmeriCredit Automobile Receivables Trust AMCAR 06-1 A3	Mortgage backed security 5.11% 10/10	**	561
	Ameriquest Mortgage Securities Inc AMSI 04-R2 M1	Mortgage backed security 1ML+43 4/34	**	125
	Ameriquest Mortgage Securities Inc AMSI 04-R2 M2	Mortgage backed security 1ML+48 4/34	**	100
	Ameritech Capital Funding	Corporate Bond 6.25% 5/18/09	**	851

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Amortizing Residential Collateral ARC 02-BC1 M2	Mortgage backed security 1ML+110 1/3	**	43
	ANZ National London Inc	Corporate Bond 4.265% 5/16/08 144A	**	1,802
	ARG Funding Corp ARGF 05/1A A1	Mortgage Backed Security 4.02% 4/09	**	1,628
	ARG Funding Corp ARGF 05-2A A1	Mortgage Backed Security 4.54% 5/09	**	1,270
	Asset Backed Securities Corp Home Equity ABSHE 03-HE6 M1	Mortgage backed security 1ML+65 11/33	**	378
	Asset Backed Securities Corp Home Equity ABSHE 04-HE3 M1	Mortgage backed security 1ML+54 6/34	**	151
	Associates Corp of North America	Corporate Bond 6.875%11/15/08	**	124
	Associates Corp of North America	Corporate Bond 6.25% 11/01/08	**	805
	AT&T Corp	Corporate Bond 6% 3/15/09 DTC	**	196
	AT&T Inc/SBC Communications	Corporate Bond 6.25% 3/15/11	**	426
	AT&T Inc/SBC Communications	Corporate Bond 4.125% 9/15/09	**	2,331
	Avon Products Inc	Corporate Bond 5.125% 1/15/11	**	193
	AXA Financial Inc	Corporate Bond 7.75% 8/01/10	**	1,037
	Banc of America Commercial Mortgage Inc BACM 05-4 XP	Interest only strip CSTR 7/45	**	82
	Banc of America Commercial Mortgage Inc BACM 2006-5 XP	Interest only strip 0.832% 9/47	**	338
	Banc of America Commercial Mortgage Inc BACM 04-2 A2	Mortgage backed security 3.52% 11/38	**	1,079
	Banc of America Commercial Mortgage Inc BACM 04-5 XP	Interest only strip CSTR 11/41	**	183
	Banc of America Commercial Mortgage Inc BACM 05-3 A3B	Mortgage backed security CSTR 7/43	**	945
	Banc of America Commercial Mortgage Inc BACM 05-4 A1	Mortgage backed security 4.432% 7/45	**	744
	Banc of America Commercial Mortgage Inc BACM 04-6 XP	Interest only strip CSTR 12/42	**	123
	Banc of America Commercial Mortgage Inc BACM 05-3 XP	Interest only strip CSTR 7/43	**	286
	Banc of America Commercial Mortgage Inc BACM 2003-2 A2	Mortgage backed security 4.342% 3/41	**	1,310
	Banc of America Commercial Mortgage Inc BACM 06-5 A1	Mortgage backed security 5.185% 7/11	**	332
	Banc of America Commercial Mortgage Inc BACM 05-5 A1	Mortgage backed security 4.716% 8/10	**	994
	Banc of America Commercial Mortgage Inc BACM 06-6 XP	Interest only strip CSTR 10/45	**	394
	Banc of America Commercial Mortgage Inc BACM 05-6 A1	Mortgage backed security 5.001% 9/47	**	611
	Banc of America Commercial Mortgage Inc BACM 04-4 A3	Mortgage backed security 4.128% 7/42	**	668

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Banc of America Commercial Mortgage Inc BACM 05-1 A2	Mortgage backed security 4.64% 11/42	**	1,443
	Banc of America Large Loan BALL 05-ESHA X1	Interest only strip CSTR 7/20	**	50
	Banc of America Mortgage Security Inc BOAMS 05-E 2A7	Mortgage backed security CSTR 6/35	**	656
	Banc of America Mortgage Security Inc BOAMS 05-J 2A4	Mortgage backed security 12ML 11/35	**	2,085
	Bank of America Corporation	Corporate Bond 6.25% 4/01/08	**	241
	Bank of New York Inc	Corporate Bond 4.25%/3ML 9/4/12	**	604
	Bank of New York Inc	Corporate Bond 3.4/3ML+148 3/15/13	**	2,109
	Bank One Corporation	Corporate Bond 6% 8/01/08 D	**	1,048
	Bank One Corporation	Corporate Bond 2.625% 6/30/08	**	2,145
	Bank One Issuance Trust BOIT 04-B2 B2	Mortgage backed security 4.37% 4/12	**	1,366
	Bank One Texas	Corporate Bond 6.25% 2/15/08	**	620
	Bayview Commercial Asset Trust BAYC 04-3 M1	Mortgage backed security 1ML+50 1/35	**	110
	Bayview Commercial Asset Trust BAYC 04-2 A	Mortgage backed security 1ML+43 8/34	**	493
	Bayview Commercial Asset Trust BAYC 04-2 M1	Mortgage backed security 1ML+58 8/34	**	158
	Bayview Commercial Asset Trust BAYC 04-3 M2	Mortgage backed security 1ML+100 1/35	**	73
	Bayview Financial Acquisition Trust BAYV 04-C A1	Mortgage backed security 1ML+42 5/44	**	459
	BBVA Bancomer SA	Corporate Bond 5.3795% 7/22/15 144A	**	506
	Bear Stearns Asset Backed Securities BSARM 05-6 1A1	Mortgage backed security CSTR 8/35	**	1,262
	Bear Stearns Asset Backed Securities BSABS 04-BO1 M4	Mortgage backed security 1ML+120 9/34	**	225
	Bear Stearns Asset Backed Securities BSABS 04-BO1 M3	Mortgage backed security 1ML+105 9/34	**	264
	Bear Stearns Commercial Mortgage Securities BSCMS 04-ESA A3	Mortgage backed security 4.741% 5/16	**	1,116
	Bear Stearns Commercial Mortgage Securities BSCMS 04-ESA D	Mortgage backed security 4.986% 5/16	**	140
	Bear Stearns Commercial Mortgage Securities BSCMS 2006-T24 X2	Interest only strip CSTR 10/41	**	225
	Bear Stearns Commercial Mortgage Securities BSCMS 04-ESA C	Mortgage backed security 4.937% 5/16	**	388
	Bear Stearns Commercial Mortgage Securities BSCMS 04-ESA F	Mortgage backed security 5.182% 5/16	**	105
	Bear Stearns Commercial Mortgage Securities BSCMS 04-PWR5 A2	Mortgage backed security 4.254% 7/42	**	631
	Bear Stearns Commercial Mortgage Securities BSCMS 04-T16 A3	Mortgage backed security 4.03% 2/46	**	1,514

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Bear Stearns Commercial Mortgage Securities BSCMS 03-PWR2 A3	Mortgage backed security 4.83% 5/39	**	420
	Bear Stearns Commercial Mortgage Securities BSCMS 06-PW13 X2	Interest only strip CSTR 9/41	**	223
	Bear Stearns Commercial Mortgage Securities BSCMS 03-T12 X2	Interest only strip CSTR 8/39	**	49
	Bear Stearns Commercial Mortgage Securities BSCMS 04-PWR5 X2	Interest only strip CSTR 7/42	**	163
	Bear Stearns Commercial Mortgage Securities BSCMS 05-PWR9 A1	Mortgage backed security 4.498% 9/42	**	1,162
	Bear Stearns Commercial Mortgage Securities BSCMS 06-PW13 A1	Mortgage backed security 5.294% 09/41	**	1,327
	Bear Stearns Commercial Mortgage Securities BSCMS 04-ESA B	Mortgage backed security 4.888% 5/16	**	343
	Bear Stearns Commercial Mortgage Securities BSCMS 05-T20 A1	Mortgage backed security 4.94% 10/4	**	1,073
	Bear Stearns Commercial Mortgage Securities BSCMS 04-ESA E	Mortgage backed security 5.064% 5/16	**	439
	Bear Stearns Commercial Mortgage Securities BSCMS 04-PWR6 X2	Interest only strip CSTR 11/41	**	104
	BellSouth Corp	Corporate Bond 4.2% 9/15/09 DT	**	852
	Bank of Tokyo-Mitsubishi	Corporate Bond 8.4% 4/15/10	**	1,183
	Brazos Higher Education Authority BRHEA 06-A A2R	Mortgage backed security 5.03% 12/41	**	1,568
	British Telecommunications PLC	Corporate Bond 12/10 DT	**	1,366
	BTM (Curacao) Holdings NV	Corporate Bond 4.76% 7/21/15 144A	**	415
	Canadian Imperial Bank Comm. NY CIBC# YCD	Certificate of Deposit 4.375% 7/28/2008	**	815
	Capital Auto Receivables Asset Trust CARAT 2006-SN1A C	Mortgage backed security 5.77% 5/10	**	95
	Capital Auto Receivables Asset Trust CARAT 2006-SN1A A3	Mortgage backed security 5.31% 10/09	**	947
	Capital Auto Receivables Asset Trust CARAT 2006-SN1A B	Mortgage backed security 5.5% 4/10	**	100
	Capital Auto Receivables Asset Trust CARAT 06-1 A3	Mortgage backed security 5.03% 10/09	**	240
	Capital Auto Receivables Asset Trust CARAT 2006-SN1A A4A	Mortgage backed security 5.32% 3/10	**	1,078
	Capital Auto Receivables Asset Trust CARAT 06-1 B	Mortgage backed security 5.26% 10/10	**	230
	Capital One Auto Finance Trust COAFT 2006-CA	Mortgage backed security 5.07% 7/11	**	892
	Capital One Auto Finance Trust COAFT 05-BSS C	Mortgage backed security 4.48% 12/10	**	956
	Capital One Auto Finance Trust COAFT 05-C A4A	Mortgage backed security 4.71% 6/12	**	2,916
	Capital One Bank	Corporate Bond 4.875% 5/15/08	**	800
	Capital One Bank	Corporate Bond 4.25% 12/01/08	**	492
	Capital One Bank	Corporate Bond 5% 6/15/09	**	324

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Capital One Multi-Asset Execution Trust COMET 2003-B3 B3	Mortgage backed security 4.5% 6/11	**	1,847
	Capital One Multi-Asset Execution Trust COMET 04-B6 B6	Mortgage backed security 4.155% 7/12	**	1,128
	Capital One Prime Auto Receivables Trust COPAR 2006-2 B	Mortgage backed security 5.05% 6/13	**	334
	Capital One Prime Auto Receivables Trust COPAR 06-2 A4	Mortgage backed security 4.94% 7/12	**	778
	Capital Trust Re CDO Ltd CTCDO 04-1A C	Mortgage backed security 1ML+110 7/39	**	207
	Capital Trust Re CDO Ltd CTCDO 04-1A A2	Mortgage backed security 1ML+45 7/39	**	301
	Capital Trust Re CDO Ltd CTCDO 04-1A B	Mortgage backed security 1ML+75 7/39	**	162
	CDC Mortgage Capital Trust CDCMC 03-HE3 M1	Mortgage backed security 1ML+70 11/33	**	215
	Cendant Timeshares Receivables Funding CDTIM 05-1A A1	Mortgage backed security 4.67% 5/17	**	290
	Chase Commercial Mortgage Securities Corp CCMSC 99-2 A1	Mortgage backed security 7.032% 1/32	**	5
	Chase Issuance Trust CHAIT 05-B2 B2	Mortgage backed security 4.52 12/10	**	6,308
	Chubb Corporation	Corporate Bond 5.472% 8/16/08	**	611
	CIT Equipment Collateral CITEC 05-VT1 A4	Mortgage backed security 4.36 11/12	**	213
	CIT Group Inc	Corporate Bond 3.375% 4/01/09	**	504
	CIT Group Inc	Corporate Bond 5% 11/24/08	**	1,010
	Citibank Credit Card Issuance Trust CCCIT 05-B1 B1	Mortgage backed security 4.4% 9/10	**	3,469
	Citibank Credit Card Issuance Trust CCCIT 06-B2 B2	Mortgage backed security 5.15% 3/11	**	1,364
	Citigroup Commercial Mortgage Trust CGCMT 05-EMG A2	Mortgage backed security 4.2211% 9/51	**	475
	Citigroup Commercial Mortgage Trust CGCMT 04-C2 XP	Interest only strip CSTR 10/41	**	167
	Citigroup Inc.	Corporate Bond 3.625% 2/09/09	**	1,841
	Citigroup/Deutschebank Comm. CD 06-CD3 XP	Interest only strip CSTR 10/48	**	776
	CNH Equipment Trust CNH 05-B B	Mortgage backed security 4.57% 7/12	**	395
	CNH Equipment Trust CNH 05-B A3	Mortgage backed security 4.27% 1/10	**	1,407
	Commercial Mortgage Acceptance Corp CMAC 98-C2 B	Mortgage backed security CSTR 9/30	**	1,713
	Commercial Mortgage Asset Trust CMAT 99-C1 A3	Mortgage backed security 6.64% 1/32	**	345
	Commercial Mortgage Pass Through COMM 99-1 A2	Mortgage backed security 6.455% 5/32	**	1,089
	Commercial Mortgage Pass Through COMM 06-C8 A1	Mortgage backed security 5.11% 12/46	**	707
	Commercial Mortgage Pass Through COMM 04-HTL1 D	Mortgage backed security 1ML+55 7/16	**	6
	Commercial Mortgage Pass Through COMM 06-CN2A D	Mortgage backed security 5.52861% 2/19	**	187
	Commercial Mortgage Pass Through COMM 04-HTL1 E	Mortgage backed security 1ML+75 7/16	**	4
	Commercial Mortgage Pass Through COMM 04-HTL1 F	Mortgage backed security 1ML+80 7/16	**	24
	Commercial Mortgage Pass Through COMM 06-CN2A E	Mortgage backed security CSTR 2/19	**	355
	Commercial Mortgage Pass Through COMM 04-HTL1 B	Mortgage backed security 1ML+45 7/16	**	3

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Commercial Mortgage Pass Through COMM 06-CN2A CFX	Mortgage backed security 5.47945% 2/19	**	117
	Commercial Mortgage Pass Through COMM 06-CN2A F	Mortgage backed security CSTR 2/19	**	81
	Commercial Mortgage Pass Through COMM 04-LB4A XP	Interest only strip CSTR 10/37	**	305
	Commercial Mortgage Pass Through COMM 05-LP5 A2	Mortgage backed security 4.63% 5/43	**	1,307
	Commercial Mortgage Pass Through COMM 05-LP5 XP	Interest only strip CSTR 5/43	**	121
	Commercial Mortgage Pass Through COMM 06-C8 XP	Interest only strip CSTR 12/46	**	1,044
	Commercial Mortgage Pass Through COMM 06-CN2A BFX	Mortgage backed security 5.537% 2/19	**	274
	Commercial Mortgage Pass Through COMM 05-C6 XP	Interest only strip CSTR 6/44	**	129
	Constellation Energy Grp.	Corporate Bond 6.35% 4/01/07	**	1,221
	Constellation Energy Grp.	Corporate Bond 6.125% 9/01/09	**	561
	Continental Airlines Inc CONTL AIR 98-3A2	Mortgage backed security 6.32% 11/1/08	**	194
	Continental Airlines Inc CONTL AIR 991A	Mortgage backed security 6.545% 2/02	**	962
	Countrywide Asset Backed Certificates CWL 03-SD3 A1	Mortgage backed security 1ML+42 12/32	**	15
	Countrywide Asset Backed Certificates CWL 04-3 M1	Mortgage backed security 1ML+50 6/34	**	151
	Countrywide Asset Backed Certificates CWL 04-4 A	Mortgage backed security 1ML+37.5 8/34	**	56
	Countrywide Home Loans CWHL 02-25 2A1	Mortgage backed security 5.5% 11/17	**	240
	CPS Auto Trust CPS 06-C A3	Mortgage backed security 5.14% 1/11	**	336
	Credit Suisse Mortgage Capital CSMC 06-C4 ASP	Interest only strip CSTR 9/39	**	1,493
	Credit Suisse Mortgage Capital CSMC 06-C5 ASP	Interest only strip CSTR 12/39	**	849
	Crown Castle Towers LLC CCI 05-1A B	Mortgage backed security 4.878% 6/35	**	524
	Crown Castle Towers LLC CCI 05-1A C	Mortgage backed security 5.074% 6/35	**	477
	CS First Boston Mortgage Securities Corp CSFB 97-C2 A3	Mortgage backed security 6.55% 1/35	**	566
	CS First Boston Mortgage Securities Corp CSFB 04-C4 ASP	Interest only strip CSTR 10/39	**	165
	CS First Boston Mortgage Securities Corp CSFB 05-C1 ASP	Interest only strip CSTR 2/38	**	138
	CS First Boston Mortgage Securities Corp CSFB 99-C1 A2	Mortgage backed security 7.29% 9/41	**	2,744
	CS First Boston Mortgage Securities Corp CSFB 01-CK3 A3	Mortgage backed security 6.4% 6/34	**	431
	CS First Boston Mortgage Securities Corp CSFB 03-C4 A3	Mortgage backed security CSTR 8/36	**	561
	CS First Boston Mortgage Securities Corp CSFB 03-C5 A3	Mortgage backed security 4.429% 12/36	**	952
	CS First Boston Mortgage Securities Corp CSFB 04-C1 A3	Mortgage backed security 4.321% 1/37	**	509
	CS First Boston Mortgage Securities Corp CSFB 05-C4 ASP	Interest only strip CSTR 8/38	**	337
	CS First Boston Mortgage Securities Corp CSFB 2004-C1 A2	Mortgage backed security 3.516% 1/37	**	1,437
	CS First Boston Mortgage Securities Corp CSFB 05-C2 ASP	Interest only strip CSTR 4/37	**	186
	CW Capital Cobalt CWCI 06-C1 A2	Mortgage backed security 5.122% 8/15/48	**	1,045

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Daimler Chrysler Auto Trust DCAT 2006-C A4	Mortgage backed security 4.98% 11/11	**	1,011
	Daimler Chrysler Auto Trust DCAT 2006-C B	Mortgage backed security 5.11% 4/13	**	847
	Daimler Chrysler NA Holding Corp	Corporate Bond 5.75% 8/10/09	**	2,995
	Deutsche Telekom Int. Fin.	Corporate Bond 5.375% 3/23/11	**	1,866
	Diversified Reit Trust DRT 00-1A A2	Mortgage backed security 6.971% 3/10	**	521
	DLJ Commercial Mortgage Corp DLJCM 00-CF1 A1B	Mortgage backed security 7.62% 6/33	**	904
	DLJ Commercial Mortgage Corp DLJCM 99-CG1 A1B	Mortgage backed security 6.46% 3/32	**	1,015
	DLJ Commercial Mortgage Corp DLJCM 1999-CG1 A3	Mortgage backed security 6.77% 3/32	**	1,396
	RR Donnelley & Sons Co.	Corporate Bond 3.75% 4/1/09	**	1,871
	Drive Auto Receivables Trust DRIVE 05-3 A3	Mortgage backed security 4.99% 10/10	**	1,297
	Drive Auto Receivables Trust DRIVE 06-2 A-2	Mortgage backed security 5.3% 7/11	**	882
	Drive Auto Receivables Trust DRIVE 06-2 A-3	Mortgage backed security 5.33% 4/14	**	1,130
	DriveTime Auto Owner Trust DRVT 2006-A A3	Mortgage backed security 5.501% 11/11	**	801
	DriveTime Auto Owner Trust DRVT 2006-B A2	Mortgage backed security 5.32% 3/10	**	1,398
	DriveTime Auto Owner Trust DRVT 2006-B A3	Mortgage backed security 5.23% 8/12	**	792
	Exelon Generation Co.Inc	Corporate Bond 6.95% 6/15/11	**	1,337
	Fannie Mae	FNMA 7.00% 6/08 #050751	**	202
	Fannie Mae	FNMA 7.00% 1/13 #251428	**	8
	Fannie Mae	FNMA 7.00% 8/08 #252068	**	26
	Fannie Mae	FNMA ARM 4.25% 2/35 255658	**	92
	Fannie Mae	FNMA 6.50% 11/13 #323755	**	342
	Fannie Mae	FNMA 7.00% 8/14 #323877	**	62
	Fannie Mae	FNMA 6.00% 3/14 #487614	**	40
	Fannie Mae	FNMA 6.50% 9/14 #514373	**	2
	Fannie Mae	FNMA 7.00% 11/14 #522277	**	31
	Fannie Mae	FNMA 6.50% 10/13 #535234	**	615
	Fannie Mae	FNMA 7.00% 6/16 #545122	**	21
	Fannie Mae	FNMA ARM 4.305% 8/33 555696	**	153
	Fannie Mae	FNMA 7.00% 2/16 #569915	**	58
	Fannie Mae	FNMA 6.00% 10/16 #589129	**	40
	Fannie Mae	FNMA 7.00% 8/16 #599602	**	84
	Fannie Mae	FNMA 7.00% 4/17 #636135	**	295
	Fannie Mae	FNMA 6.50% 4/17 #637244	**	203
	Fannie Mae	FNMA ARM 4.710% 10/32 648938	**	11
	Fannie Mae	FNMA ARM 4.732% 10/32 668509	**	22
	Fannie Mae	FNMA 6.00% 11/17 #671380	**	190
	Fannie Mae	FNMA 6.00% 11/17 #672789	**	58
	Fannie Mae	FNMA 6.00% 12/17 #673965	**	70
	Fannie Mae	FNMA ARM 4.925% 12/32 677026	**	8
	Fannie Mae	FNMA 6.00% 2/18 #684153	**	18
	Fannie Mae	FNMA ARM 3.828% 4/33 688969	**	234
	Fannie Mae	FNMA ARM 4.646% 1/33 689554	**	51
	Fannie Mae	FNMA 7.00% 2/18 #693327	**	223

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Fannie Mae	FNMA ARM 4.708% 2/33 693344	**	15
	Fannie Mae	FNMA ARM 4.318% 3/33 694530	**	37
	Fannie Mae	FNMA ARM 4.801% 2/33 695019	**	112
	Fannie Mae	FNMA ARM 4.292% 3/33 701296	**	88
	Fannie Mae	FNMA ARM 3.984% 5/33 703915	**	23
	Fannie Mae	FNMA ARM 4.079% 4/33 708221	**	27
	Fannie Mae	FNMA ARM 4.351% 6/33 720921	**	42
	Fannie Mae	FNMA ARM 3.878% 6/33 723633	**	303
	Fannie Mae	FNMA ARM 3.836% 6/33 723760	**	59
	Fannie Mae	FNMA ARM 5.12% 1/34 725109	**	62
	Fannie Mae	FNMA ARM 4.862% 9/34 725855	**	135
	Fannie Mae	FNMA ARM 4.832% 8/34 725858	**	74
	Fannie Mae	FNMA ARM 4.409% 10/34 725968	**	419
	Fannie Mae	FNMA 4.00% 8/18 #727438	**	1,272
	Fannie Mae	FNMA ARM 5.229% 8/33 735030	**	105
	Fannie Mae	FNMA ARM 4.115% 2/35 735343	**	44
	Fannie Mae	FNMA ARM 4.162% 2/35 735345	**	116
	Fannie Mae	FNMA ARM 4.587% 2/35 735355	**	1,132
	Fannie Mae	FNMA ARM 4.493% 8/34 735360	**	231
	Fannie Mae	FNMA ARM 4.62% 2/35 735433	**	309
	Fannie Mae	FNMA ARM 4.53% 3/35 735448	**	260
	Fannie Mae	FNMA ARM 4.319% 5/35 735538	**	95
	Fannie Mae	FNMA ARM 4.177% 3/35 735545	**	335
	Fannie Mae	FNMA ARM 4.763% 6/35 735689	**	658
	Fannie Mae	FNMA ARM 4.402% 10/34 735934	**	750
	Fannie Mae	FNMA ARM 4.898% 10/35 745060	**	210
	Fannie Mae	FNMA ARM 4.99% 11/35 745064	**	4,413
	Fannie Mae	FNMA ARM 4.858% 10/35 745231	**	303
	Fannie Mae	FNMA ARM 3.941% 6/34 745335	**	508
	Fannie Mae	FNMA ARM 5.541% 11/36 745972	**	582
	Fannie Mae	FNMA ARM 3.753% 10/33 746320	**	71
	Fannie Mae	FNMA ARM 4.155% 7/34 747270	**	336
	Fannie Mae	FNMA ARM 4.055% 10/18 749296	**	60
	Fannie Mae	FNMA ARM 4.358% 10/33 754672	**	32
	Fannie Mae	FNMA ARM 3.752% 10/33 755148	**	70
	Fannie Mae	FNMA ARM 4.294% 1/34 759264	**	95
	Fannie Mae	FNMA ARM 3.750% 1/34 761058	**	76
	Fannie Mae	FNMA ARM 3.826% 10/33 763199	**	897
	Fannie Mae	FNMA ARM 4.250% 1/34 765659	**	116
	Fannie Mae	FNMA ARM 4.25% 2/34 765660	**	90
	Fannie Mae	FNMA ARM 4.30% 1/34 766886	**	512
	Fannie Mae	FNMA ARM 4.057% 5/34 768224	**	30
	Fannie Mae	FNMA ARM 4.368% 2/34 769940	**	175
	Fannie Mae	FNMA ARM 3.83% 1/35 773220	**	65

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Fannie Mae	FNMA ARM 3.98% 1/35 773221	**	79
	Fannie Mae	FNMA ARM 4.12% 2/35 773243	**	120
	Fannie Mae	FNMA ARM 4.455% 3/35 773281	**	115
	Fannie Mae	FNMA 15YR 6.00% 1/22 #TBA	**	28
	Fannie Mae	FNMA ARM 3.939% 10/34 781549	**	88
	Fannie Mae	FNMA ARM 3.786% 12/34 781576	**	86
	Fannie Mae	FNMA ARM 3.827% 12/34 781580	**	12
	Fannie Mae	FNMA ARM 3.791% 6/34 783545	**	376
	Fannie Mae	FNMA ARM 4.351% 1/35 783580	**	97
	Fannie Mae	FNMA ARM 4.499% 3/35 783587	**	264
	Fannie Mae	FNMA ARM 4.4% 2/35 #783588	**	126
	Fannie Mae	FNMA ARM 4.876% 7/34 785318	**	335
	Fannie Mae	FNMA ARM 5.019% 9/34 790458	**	115
	Fannie Mae	FNMA ARM 4.658% 9/34 790618	**	28
	Fannie Mae	FNMA ARM 5.106% 9/34 790762	**	82
	Fannie Mae	FNMA ARM 4.748% 7/34 793028	**	228
	Fannie Mae	FNMA ARM 4.82% 8/34 793420	**	348
	Fannie Mae	FNMA ARM 4.74% 10/34 794794	**	281
	Fannie Mae	FNMA ARM 4.96% 8/34 796987	**	708
	Fannie Mae	FNMA ARM 3.737% 1/35 797416	**	108
	Fannie Mae	FNMA ARM 4.202% 1/35 797418	**	163
	Fannie Mae	FNMA ARM 4.67% 11/34 799727	**	242
	Fannie Mae	FNMA ARM 4.85% 11/34 799812	**	207
	Fannie Mae	FNMA ARM 5.064% 11/34 800067	**	22
	Fannie Mae	FNMA ARM 4.825% 12/34 800297	**	191
	Fannie Mae	FNMA ARM 4.845% 12/34 800335	**	68
	Fannie Mae	FNMA ARM 5.00% 9/34 801341	**	982
	Fannie Mae	FNMA ARM 5.05% 7/34 801635	**	37
	Fannie Mae	FNMA ARM 4.23% 11/34 803591	**	29
	Fannie Mae	FNMA ARM 4.029% 1/35 806167	**	31
	Fannie Mae	FNMA ARM 4.127% 1/35 806519	**	126
	Fannie Mae	FNMA ARM 4.048% 1/35 806711	**	49
	Fannie Mae	FNMA ARM 4.118% 1/35 807221	**	131
	Fannie Mae	FNMA ARM 3.913% 12/34 809113	**	60
	Fannie Mae	FNMA ARM 4.5% 2/35 #809429	**	827
	Fannie Mae	FNMA ARM 5.029% 2/35 809463	**	27
	Fannie Mae	FNMA ARM 4.625% 2/35 809931	**	230
	Fannie Mae	FNMA ARM 4.145% 2/35 810415	**	157
	Fannie Mae	FNMA ARM 4.872% 1/35 810896	**	1,366
	Fannie Mae	FNMA ARM 4.57% 2/35 811803	**	74
	Fannie Mae	FNMA ARM 4.052% 2/35 812091	**	60
	Fannie Mae	FNMA ARM 4.118% 2/35 813114	**	44
	Fannie Mae	FNMA ARM 4.151% 1/35 813170	**	217
	Fannie Mae	FNMA ARM 4.694% 11/34 813184	**	281

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Fannie Mae	FNMA ARM 3.87% 1/35 813713	**	131
	Fannie Mae	FNMA ARM 3.84% 1/35 813714	**	212
	Fannie Mae	FNMA ARM 4.023% 2/35 813737	**	67
	Fannie Mae	FNMA ARM 5.01% 4/35 814954	**	204
	Fannie Mae	FNMA ARM 4.790% 1/35 815323	**	282
	Fannie Mae	FNMA ARM 4.293% 3/35 815586	**	67
	Fannie Mae	FNMA ARM 4.653% 3/35 816322	**	34
	Fannie Mae	FNMA ARM 4.857% 1/35 816356	**	11
	Fannie Mae	FNMA ARM 4.573% 2/35 816591	**	475
	Fannie Mae	FNMA ARM 4.639% 2/35 816599	**	46
	Fannie Mae	FNMA ARM 4.934% 3/35 819648	**	171
	Fannie Mae	FNMA ARM 4.928% 2/35 820356	**	740
	Fannie Mae	FNMA ARM 4.372% 4/35 820407	**	44
	Fannie Mae	FNMA ARM 4.725% 3/35 820598	**	587
	Fannie Mae	FNMA ARM 4.5% 5/35 #820996	**	62
	Fannie Mae	FNMA ARM 4.597% 6/35 821487	**	224
	Fannie Mae	FNMA ARM 4.575% 7/35 822002	**	208
	Fannie Mae	FNMA ARM 4.302% 1/35 827592	**	97
	Fannie Mae	FNMA ARM 5.8170% 5/35 827781	**	471
	Fannie Mae	FNMA ARM 5.10% 5/35 827782	**	209
	Fannie Mae	FNMA ARM 5.208% 5/35 827783	**	1,781
	Fannie Mae	FNMA ARM 5.180% 5/35 827785	**	269
	Fannie Mae	FNMA ARM 4.520% 8/35 829603	**	186
	Fannie Mae	FNMA ARM 4.409% 5/35 829985	**	223
	Fannie Mae	FNMA ARM 5.203% 6/35 830605	**	334
	Fannie Mae	FNMA ARM 4.555% 7/35 832099	**	271
	Fannie Mae	FNMA ARM 5.344% 7/35 834917	**	40
	Fannie Mae	FNMA ARM 5.101% 7/35 841837	**	347
	Fannie Mae	FNMA ARM 5.349% 12/34 843013	**	105
	Fannie Mae	FNMA ARM 5.280% 3/35 843014	**	31
	Fannie Mae	FNMA ARM 5.43% 11/35 844168	**	131
	Fannie Mae	FNMA ARM 4.893% 10/35 847787	**	156
	Fannie Mae	FNMA ARM 5.32% 1/36 850852	**	652
	Fannie Mae	FNMA ARM 5.409% 2/36 865319	**	105
	Fannie Mae	FNMA ARM 5.84% 3/36 865958	**	888
	Fannie Mae	FNMA ARM 5.98% 4/36 868793	**	486
	Fannie Mae	FNMA ARM 5.839% 1/36 879146	**	598
	Fannie Mae	FNMA ARM 3.854% 10/33 879906	**	1,793
	Fannie Mae	FNMA ARM 6.21% 4/36 891332	**	328
	Fannie Mae	FNMA ARM 6.08% 4/36 895834	**	145
	Fannie Mae	FNMA ARM 5.50% 5/36 896475	**	442
	Fannie Mae	FNMA ARM 6.63% 9/36 898175	**	1,309
	Fannie Mae	FNMA ARM 6.60% 9/36 898177	**	732
	Fannie Mae	FNMA ARM 6.62% 9/36 898178	**	702

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Fannie Mae	FNMA ARM 6.65% 9/36 898179	**	704
	Fannie Mae	FNMA ARM 6.62% 9/36 898180	**	693
	Fannie Mae	FNMA ARM 5.26% 11/36 901494	**	276
	Fannie Mae FNR 03-24 PB	Mortgage backed security 4.5% 12/12	**	897
	Fannie Mae FNR 02-18 PE	Mortgage backed security 5.5% 6/16	**	1,981
	Fannie Mae FNR 03-23 AB	Mortgage backed security 4% 3/17	**	1,000
	Fifth Third Auto Trust FITAT 04-A A3	Mortgage backed security 3.19% 2/08	**	2
	First Investors Auto Owners Trust FIAOT 06A A3	Mortgage backed security 4.93% 2/15/11	**	588
	First Union – Lehmann Brothers Inc FULB 97-C2 A3	Mortgage backed security 6.65% 11/29	**	261
	Fleet Financial Group	Corporate Bond 7.375% 12/01/09	**	918
	FleetBoston Financial Corp.	Corporate Bond 3.85% 2/15/08	**	400
	Ford Credit Auto Owner Trust FORDO 05-C A4	Mortgage backed security 4.36% 6/10	**	715
	Ford Credit Auto Owner Trust FORDO 06-C A4A	Mortgage backed security 5.15% 2/12	**	1,493
	Ford Credit Auto Owner Trust FORDO 2005-A B	Mortgage backed security 3.88% 1/10	**	290
	Ford Credit Auto Owner Trust FORDO 2006-C B	Mortgage backed security 5.3% 6/12	**	361
	Ford Credit Auto Owner Trust FORDO 05-A A4	Mortgage backed security 3.72% 10/09	**	296
	Ford Credit Auto Owner Trust FORDO 2006-B B	Mortgage backed security 5.43% 2/12	**	785
	FPL Group Capital Inc	Corporate Bond 5.551% 2/16/08	**	746
	Franklin Auto Trust FRNK 06-1 A4	Mortgage backed security 5.03% 7/14	**	2,075
	Franklin Auto Trust FRNK 06-1 B1	Mortgage backed security 5.14% 7/14	**	135
	Franklin Resources Inc	Corporate Bond 3.7% 4/15/08	**	1,510
	Freddie Mac	FHLG 5.00% 5/14 #E76434	**	22
	Freddie Mac	FHLG 5.00% 6/14 #E77224	**	79
	Freddie Mac	FHLM ARM 4.889% 3/33 847126	**	39
	Freddie Mac	FHLM ARM 4.314% 12/34 1B2670	**	107
	Freddie Mac	FHLM ARM 4.106% 12/34 1B2699	**	84
	Freddie Mac	FHLM ARM 4.22% 2/35 1B2747	**	682
	Freddie Mac	FHLM ARM 4.63% 3/35 1B2811	**	470
	Freddie Mac	FHLM ARM 4.497% 6/35 1B2907	**	133
	Freddie Mac	FHLM ARM 4.307% 5/35 847408	**	171
	Freddie Mac	FHLM ARM 4.55% 2/35 1G0068	**	188
	Freddie Mac	FHLM ARM 4.401% 2/35 1G0103	**	327
	Freddie Mac	FHLM ARM 4.37% 3/35 1G0125	**	174
	Freddie Mac	FHLM ARM 4.444% 3/35 1G0133	**	118
	Freddie Mac	FHLM ARM 4.504% 3/35 1G0145	**	127
	Freddie Mac	FHLM ARM 4.941% 11/35 1J1228	**	453
	Freddie Mac	FHLM ARM 5.26% 1/36 1J1274	**	453
	Freddie Mac	FHLM ARM 4.93% 9/35 1K1215	**	419
	Freddie Mac	FHLM ARM 5.034% 4/35 1N0002	**	545
	Freddie Mac	FHLM ARM 5.62% 12/35 1N0117	**	720
	Freddie Mac	FHLM ARM 6.53% 8/36 1N0187	**	1,685
	Freddie Mac	FHLM ARM 6.67% 10/36 1G2538	**	571
	Freddie Mac	FHLM ARM 5.34% 6/35 1L0097	**	318

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Freddie Mac	FHLM ARM 4.40% 8/35 1L1225	**	1,848
	Freddie Mac	FHLM ARM 5.885% 6/35 1L1275	**	216
	Freddie Mac	FHLM ARM 5.676% 4/32 789284	**	15
	Freddie Mac	FHLM ARM 4.819% 10/32 1B0610	**	16
	Freddie Mac	FHLM ARM 4.441% 2/34 781229	**	100
	Freddie Mac	FHLM ARM 4.13% 12/34 782916	**	116
	Freddie Mac	FHLM ARM 4.232% 1/35 782988	**	309
	Freddie Mac	FHLM ARM 4.434% 2/35 783032	**	215
	Freddie Mac	FHLM ARM 4.307% 3/35 783067	**	99
	Freddie Mac FHR 1644 IA	Mortgage backed security 6.75% 8/23	**	61
	Freddie Mac FHR 2292 QT	Mortgage backed security 6.5% 5/30	**	11
	Fremont Home Loan Trust FHLT 04-1 M3	Mortgage backed security 1ML+55 2/34	**	100
	Fremont Home Loan Trust FHLT 04-1 M2	Mortgage backed security 1ML+50 2/34	**	100
	Fremont Home Loan Trust FHLT 04-1 M1	Mortgage backed security 1ML+45 2/34	**	31
	Fremont Home Loan Trust FHLT 04-A M1	Mortgage backed security 1ML+55 1/34	**	451
	GCO Slims Trust GCOSL 06-1A NOTE	Mortgage backed security 5.72% 3/22	**	620
	GE Capital Commercial Mortgage Group GECMC 04-C3 A2	Mortgage backed security 4.433% 7/39	**	1,931
	GE Capital Commercial Mortgage Group GECMC 02-2A A2	Mortgage backed security 4.97% 8/36	**	1,571
	GE Capital Commercial Mortgage Group GECMC 04-C2 A2	Mortgage backed security 4.119 3/40	**	506
	General Electric Capital Corp.	Corporate Bond 7.5% 6/15/09	**	1,158
	General Electric Capital Corp.	Corporate Bond 4% 6/15/09	**	1,156
	General Electric Capital Corp.	Corporate Bond 5.25% 10/27/09	**	4,556
	Global Signal Trust TOWER 06-1 C	Mortgage backed security 5.707% 2/36	**	424
	Global Signal Trust TOWER 06-1 B	Mortgage backed security 5.588% 2/36	**	343
	GMAC Commercial Mortgage Securities Inc GMACC 04-C2 A2	Mortgage backed security CSTR 8/38	**	1,449
	GMAC Commercial Mortgage Securities Inc GMACC 97-C1 A3	Mortgage backed security 6.869% 7/29	**	178
	GMAC Commercial Mortgage Securities Inc GMACC 2003-C2 A1	Mortgage backed security 4.576% 5/40	**	2,315
	GMAC Commercial Mortgage Securities Inc GMACC 97-C2 A3	Mortgage backed security 6.566% 4/29	**	51
	GMAC Commercial Mortgage Securities Inc GMACC 06-C1 A1	Mortgage backed security 4.975% 11/45	**	722
	GMAC Commercial Mortgage Securities Inc GMACC 2002-C1 A1	Mortgage backed security 5.785% 11/39	**	1,316
	GMAC Commercial Mortgage Securities Inc GMACC 2004-C3 A3	Mortgage backed security CSTR 12/41	**	1,237
	GMAC Commercial Mortgage Securities Inc GMACC 05-C1 X2	Interest only strip CSTR 5/43	**	203

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	GMAC Commercial Mortgage Securities Inc GMACC 06-C1 XP	Interest only strip CSTR 11/45	**	100
	GMAC Commercial Mortgage Securities Inc GMACC 05-C1 A2	Interest only strip CSTR 5/43	**	731
	GMAC Commercial Mortgage Securities Inc GMACC 04-C3 X2	Interest only strip CSTR 12/41	**	136
	GMAC Mortgage Corporation Loan GMACM 05-AR5 1A1	Mortgage backed security CSTR 9/35	**	358
	Government National Mortgage Assoc GNII ARM	GNII ARM 3.750% 1/3 08/08/17	**	471
	Greenpoint Financial Corp.	Corporate Bond 3.2% 6/06/08	**	1,650
	Greenwich Capital Commercial Funding Corp GCCFC 03-C1 A2	Mortgage backed security 3.285% 7/35	**	868
	Greenwich Capital Commercial Funding Corp GCCFC 04-GG1 A4	Mortgage backed security 4.755% 6/36	**	931
	Greenwich Capital Commercial Funding Corp GCCFC 05-GG3 A2	Interest only strip CSTR 8/42	**	669
	Greenwich Capital Commercial Funding Corp GCCFC 05-GG3 XP	Interest only strip CSTR 8/42	**	738
	Greenwich Capital Commercial Funding Corp GCCFC 05-GG5	Interest only strip CSTR 4/37	**	624
	GS Auto Loan Trust GSALT 05-1 B	Mortgage backed security 4.62% 11/13	**	78
	GS Auto Loan Trust GSALT 05-1 A3	Mortgage backed security 4.45% 5/10	**	964
	GS Mortgage Securities Corp GSMS 03-C1 A2A	Mortgage backed security 3.59% 1/40	**	758
	GS Mortgage Securities Corp GSMS 98-GLII A2	Mortgage backed security 6.562% 4/31	**	762
	GS Mortgage Securities Corp GSMS 04-C1 A1	Mortgage backed security 3.659% 10/28	**	1,565
	GS Mortgage Securities Corp GSMS 05-GG4 XP	Interest only strip CSTR 7/39	**	611
	GSAMP Trust GSAMP 04-FM2 M3	Mortgage backed security 1ML+130 1/34	**	47
	GSAMP Trust GSAMP 04-FM2 M2	Mortgage backed security 1ML+110 1/34	**	111
	Hartford Financial Services Group	Corporate Bond 5.55% 8/16/08	**	394
	Halifax and Bank of Scotland Treasury Services PLC	Corporate Bond 3.75% 9/30/08 144A	**	914
	Heinz (H.J.) Co.	Corporate Bond 6.428% 12/01/08 144A	**	757
	Honda Auto Receivables Trust HAROT 05-4 A4	Mortgage backed security 4.6% 11/10	**	1,200
	Host Marriott Pool Trust HMPT 99-HMTA D	Mortgage backed security 7.97% 8/15	**	213
	Host Marriott Pool Trust HMPT 99-HMTA B	Mortgage backed security 7.3% 8/15	**	252
	Household Automotive Trust HAT 05-1 A4	Mortgage backed security 4.35% 6/12	**	1,522
	Household Automotive Trust HAT 2006-3 A3	Mortgage backed security 5.38% 9/11	**	1,909
	Household Automotive Trust HAT 04-1 A4	Mortgage backed security 3.93% 7/11	**	561
	HSBC Finance Corp	Corporate Bond 4.125% 3/11/08	**	1,494
	HSBC Finance Corp	Corporate Bond 5.875% 2/1/09 DT	**	312
	HSBC Finance Corp	Corporate Bond 4.125% 12/15/08	**	1,272
	HSBC Finance Corp	Corporate Bond 4.75% 5/15/09	**	767
	HSBC Finance Corp	Corporate Bond 4.125% 11/16/09	**	776
	Hutchison Whampoa International 03/33	Corporate Bond 5.45% 11/24/10 144H	**	1,714
	Hutchison Whampoa International 01/11	Corporate Bond 7% 2/16/11 144A	**	652

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Hyundai Auto Receivables Trust HART 06-1 C	Mortgage backed security 5.34% 11/12	**	100
	Hyundai Auto Receivables Trust HART 06-1 A-3	Mortgage backed security 5.13% 6/10	**	1,426
	Hyundai Auto Receivables Trust HART 05-A C	Mortgage backed security 4.22% 2/12	**	94
	Hyundai Auto Receivables Trust HART 06-1 B	Mortgage backed security 5.29% 11/12	**	75
	International Lease Finance Corp	Corporate Bond 5.9/VR 144A	**	2,469
	Impac CMB Trust IMM 05-1 M4	Mortgage backed security 1ML+75 4/35	**	50
	Impac CMB Trust IMM 05-1 M5	Mortgage backed security 1ML+77 4/35	**	50
	Impac CMB Trust IMM 05-1 M6	Mortgage backed security 1ML+82 4/35	**	74
	International Lease Finance Corp	Corporate Bond 4.625% 6/02/08	**	298
	John Deere Capital Corp	Corporate Bond 4.375% 3//14/08	**	971
	John Deere Capital Corp	Corporate Bond 4.875% 3/16/09	**	804
	John Hancock Global Funding II	Corporate Bond 3.75% 9/30/08	**	796
	JP Morgan Auto Receivables Trust JPMART 2006-A A-3	Mortgage backed security 5.18% 12/10	**	1,042
	JP Morgan Auto Receivables Trust JPMRT 2006-A A4	Mortgage backed security 5.14% 12/14	**	827
	JP Morgan Auto Receivables Trust JPMART 2006-A B	Mortgage backed security 5.36% 12/14	**	231
	JP Morgan Chase Commercial Mortgage JPMCC 03-PM1A A2	Interest only strip CSTR 8/40	**	1,762
	JP Morgan Chase Commercial Mortgage JPMCC 04-C3 A2	Mortgage backed security 4.223% 1/42	**	810
	JP Morgan Chase Commercial Mortgage JPMCC 05-LDP2 A2	Mortgage backed security 4.575% 7/42	**	732
	JP Morgan Chase Commercial Mortgage JPMCC 04-CB9 A2	Interest only strip CSTR 6/41	**	1,508
	JP Morgan Chase Commercial Mortgage JPMCC 2001-C1 A2	Mortgage backed security 5.464% 10/35	**	768
	JP Morgan Chase Commercial Mortgage JPMCC 2006-CB17 A3	Mortgage backed security 5.45% 12/43	**	748
	JP Morgan Chase Commercial Mortgage JPMCC 05-LDP4 A1	Interest only strip CSTR 10/42	**	796
	JP Morgan Chase Commercial Mortgage JPMCC 2006-LDP9 A1	Interest only strip CSTR 5/47	**	656
	JP Morgan Chase Commercial Mortgage JPMCC 04-CB8 A2	Mortgage backed security 3.837% 1/39	**	1,222
	JP Morgan Chase Commercial Mortgage JPMCC 05-LDP5 A1	Mortgage backed security 5.035% 12/44	**	1,053
	JP Morgan Chase Commercial Mortgage JPMCC 03-CB7 X2	Interest Only Strip CSTR 1/38	**	47
	JP Morgan Chase Commercial Mortgage JPMCC 04-CBX X2	Interest Only Strip CSTR 1/37	**	412
	JP Morgan Chase Commercial Mortgage JPMCC 05-LDP4 X2	Interest Only Strip CSTR 10/42	**	472
	JP Morgan Chase Commercial Mortgage JPMC 99-C8 A2	Mortgage backed security 7.4% 7/31	**	783

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	JP Morgan Mortgage Trust JPMMT 05-A8 2A3	Mortgage backed security CSTR 11/35	**	190
	JP Morgan Chase & Co.	Corporate Bond 3.625% 5/1/08	**	393
	JP Morgan Chase & Co.	Synthetic GIC Global Wrap – 4.46%	**	1,389
	Korea Development Bank	Corporate Bond 3.875% 3/02/09	**	738
	Korea Development Bank	Corporate Bond 4.75% 7/20/09	**	600
	Kraft Foods Inc	Corporate Bond 4% 10/1/08	**	761
	LB Commercial Conduit Mortgage Trust LBCMT 98-C4 A1B	Mortgage backed security 6.21% 10/35	**	1,328
	LB Commercial Conduit Mortgage Trust LBCMT 99-C1 A2	Mortgage backed security 6.78% 6/31	**	1,325
	LB-UBS Commercial Mortgage Trust LBUBS 00-C3 A2	Mortgage backed security 7.95% 1/10	**	1,004
	LB-UBS Commercial Mortgage Trust LBUBS 04-C6 A2	Mortgage backed security 4.187% 8/29	**	683
	LB-UBS Commercial Mortgage Trust LBUBS 00-C5 A1	Mortgage backed security 6.41% 12/19	**	625
	LB-UBS Commercial Mortgage Trust LBUBS 04-C4 A2	Interest only strip CSTR 6/29	**	895
	LB-UBS Commercial Mortgage Trust LBUBS 00-C5 A2	Mortgage backed security 6.51% 12/26	**	482
	LB-UBS Commercial Mortgage Trust LBUBS 04-C2 A3	Mortgage backed security 3.973% 3/29	**	679
	LB-UBS Commercial Mortgage Trust LBUBS 05-C1 AAB	Interest only strip CSTR 2/30	**	547
	LB-UBS Commercial Mortgage Trust LBUBS 06-C1A A1	Mortgage backed security 5.018% 2/31	**	517
	LB-UBS Commercial Mortgage Trust LBUBS 03-C3 A2	Mortgage backed security 3.086% 5/27	**	647
	LB-UBS Commercial Mortgage Trust LBUBS 03-C5 A2	Mortgage backed security 3.478% 7/27	**	1,457
	LB-UBS Commercial Mortgage Trust LBUBS 03-C7 A3	Interest only strip CSTR 9/27	**	803
	LB-UBS Commercial Mortgage Trust LBUBS 05-C5 XCP	Interest only strip CSTR 9/40	**	626
	LB-UBS Commercial Mortgage Trust LBUBS 04-C8 XCP	Interest only strip CSTR 12/39	**	98
	LB-UBS Commercial Mortgage Trust LBUBS 206-C1A XCP	Interest only strip CSTR 2/41	**	525
	LB-UBS Commercial Mortgage Trust LBUBS 05-C7 XCP	Interest only strip CSTR 11/40	**	384
	Legg Mason Inc	Corporate Bond 6.75% 7/02/08	**	337
	Lehman Brothers Holdings	Corporate Bond 7% 2/1/08	**	2,197
	Lehman Brothers Holdings	Corporate Bond 4.25% 1/27/10	**	1,220

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Long Beach Auto Receivables Trust LBART 2006-B A3	Mortgage backed security 5.17% 8/11	**	506
	Long Beach Auto Receivables Trust LBART 2006-B A4	Mortgage backed security 5.18% 9/13	**	902
	Louis Dreyfus Nat Gas	Corporate Bond 6.875% 12/01/07	**	412
	M&I Auto Loan Trust MILT 05-1 B	Mortgage backed security 5.02% 7/12	**	1,076
	Marshall & Ilsley Corp	Corporate Bond 4.5% 8/25/08	**	1,927
	Manufacturers & Traders Trust Company	Corporate Bond 3.85% 4/01/13	**	1,985
	Marriott Vacation Club Owner Trust MVCOT 05-2 A	Mortgage backed security 4.6% 10/27	**	468
	Marriott Vacation Club Owner Trust MVCOT 06-2A A	Mortgage backed security 5.417% 10/28	**	557
	Marriott Vacation Club Owner Trust MVCOT 06-2A B	Mortgage backed security 5.467% 10/28	**	94
	Marriott Vacation Club Owner Trust MVCOT 06-2A C	Mortgage backed security 5.766% 10/28	**	42
	Master Adjustable Rate Mortgages Trust MARM 04-11 1A4	Mortgage backed security 1ML+49 11/34	**	64
	Master Adjustable Rate Mortgages Trust MARM 04-11 2A2	Mortgage backed security 1ML+44 11/34	**	41
	Master Seasoned Securities Trust MSSTR 04-1 1A1	Interest only strip CSTR 8/17	**	484
	MBNA Capital	Corporate Bond 8.278% 12/01/26	**	577
	MBNA Credit Card Master Note Trust MBNAS 05-B4 B4	Mortgage backed security 4.9% 3/11	**	1,371
	MERITAGE Mortgage Loan Trust MMLT 04-1 M1	Mortgage backed security 1ML+50 7/34	**	213
	Merrill Lynch & Co Inc	Corporate Bond 4.125% 1/15/09	**	849
	Merrill Lynch & Co Inc	Corporate Bond 4.831% 10/27/08	**	1,583
	Merrill Lynch Mortgage Trust MLMT 04-BPC1 XP	Interest Only Strip CSTR 9/41	**	445
	Merrill Lynch Mortgage Trust MLMT 05-GGP1 B	Mortgage backed security 4.146% 11/10	**	322
	Merrill Lynch Mortgage Trust MLMT 05-LC1 A1	Mortgage backed security 5.017% 1/44	**	492
	Merrill Lynch Mortgage Trust MLMT 05-GGP1 A	Mortgage backed security 4.099% 11/10	**	1,967
	Merrill Lynch Mortgage Trust MLMT 05-GGP1 F	Mortgage backed security 4.35% 11/10	**	149
	Merrill Lynch Mortgage Trust MLMT 04-MKB1 A2	Mortgage backed security 4.353% 2/42	**	4,772
	Merrill Lynch Mortgage Trust MLMT 05-MCP1 A2	Mortgage backed security 4.556% 6/43	**	1,120
	Merrill Lynch Mortgage Trust MLMT 05-MCP1 XP	Interest only strip CSTR 6/43	**	201
	Merrill Lynch Mortgage Trust MLMT 05-GGP1 D	Mortgage backed security 4.291% 11/10	**	84
	Merrill Lynch Mortgage Trust MLMT 05-GGP1 E	Mortgage backed security 4.33% 11/10	**	119
	Merrill Lynch Mortgage Trust MLMT 05-GGP1 G	Mortgage backed security 4.374% 11/10	**	124
	Merrill Lynch Mortgage Trust MLMT 04-KEY2 A2	Mortgage backed security 4.166% 8/39	**	1,190
	Merrill Lynch Mortgage Trust MLMT 05-GGP1 C	Mortgage backed security 4.208% 11/10	**	273
	Merrill Lynch Mortgage Trust MLMT 05-MKB2 XP	Interest only strip CSTR 9/42	**	44
	Merrill Lynch/Countrywide Comm. MLCFC 06-3 XP	Interest only strip CSTR 7/46	**	563
	Merrill Lynch/Countrywide Comm. MLCFC 2006-4 XP	Interest only strip CSTR 12/4	**	1,756
	Mizuho Finance Cayman	Corporate Bond 8.625% 4/15/ 144A	**	1,273
	Monumental Global Funding II	Corporate Bond 2.8% 7/08 144A	**	2,147
	Morgan JP & Co	Corporate Bond 6.00% 1/15/09	**	422
	Morgan JP & Co	Corporate Bond 6.25% 1/15/09	**	1,618

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Morgan Stanley	Corporate Bond 5.625% 1/09/12	**	3,116
	Morgan Stanley Capital I MSAC 03-NC7 M1	Mortgage backed security 1ML+70 6/33	**	185
	Morgan Stanley Capital I MSC 98-HF2 A2	Mortgage backed security 6.48% 11/30	**	1,206
	Morgan Stanley Capital I MSC 99-CAM1 A4	Mortgage backed security 7.02% 3/32	**	383
	Morgan Stanley Capital I MSC 04-HQ3 A2	Mortgage backed security 4.05% 1/41	**	526
	Morgan Stanley Capital I MSC 2006-HQ10 X2	Interest only strip CSTR 11/41	**	548
	Morgan Stanley Capital I MSC 03-IQ5 A2	Mortgage backed security 4.09% 4/38	**	301
	Morgan Stanley Capital I MSC 03-IQ5 A3	Mortgage backed security 4.71% 4/38	**	615
	Morgan Stanley Capital I MSC 04-HQ4 X2	Interest only strip CSTR 4/40	**	113
	Morgan Stanley Capital I MSC 05-IQ9 X2	Interest only strip CSTR 7/56	**	272
	Morgan Stanley Capital I MSC 2006-HQ9 A1	Mortgage Backed Security 5.49% 7/44	**	1,150
	Morgan Stanley Capital I MSC 98-XL2 A2	Mortgage backed security 6.17% 10/34	**	591
	Morgan Stanley Capital I MSC 06-T21 A1	Mortgage backed security 4.925% 10/52	**	753
	Morgan Stanley Capital I MSC 05-HQ5 X2	Interest only strip CSTR 1/42	**	103
	Morgan Stanley Capital I MSC 05-TOP17 X2	Interest only strip CSTR 12/4	**	141
	Morgan Stanley Capital I MSC 98-WF2 A2	Mortgage backed security 6.54% 7/30	**	469
	Morgan Stanley Dean Witter Capital I MSDWC 01-NC1 M2	Mortgage backed security 1ML+107 10/31	**	9
	Mortgage Capital Funding Inc MCFI 98-MC2 A2	Mortgage backed security 6.423% 6/30	**	1,193
	National Collegiate Student Loan Trust NCSLT 05-2 AIO	Interest only strip 7.73% 3/12	**	144
	National Collegiate Student Loan Trust NCSLT 04-2 AIO	Interest only strip 9.75% 10/14	**	359
	National Collegiate Student Loan Trust NCSLT 06-1 A-IO	Interest only strip 5.5% 4/11	**	142
	National Collegiate Student Loan Trust NCSLT 05-1 AIO	Interest only strip 6.75% 12/0	**	84
	National Collegiate Student Loan Trust NCSLT 05-3W AIO1	Interest only strip 4.8% 7/12	**	309
	National Collegiate Student Loan Trust NCSLT 06-4 AIO	Interest only strip 6.35% 02/12	**	394
	National Collegiate Student Loan Trust NCSLT 2006-3 AIO	Interest only strip 7.1% 1/12	**	564
	National Rural Utilities Cooperative Finance	Corporate Bond 5.75% 8/28/09	**	423
	Nationslink Funding Corp. NLFC 99-1 C	Mortgage backed security 6.571% 1/31	**	533
	Navistar Financial Corp Owner Trust NAVOT 04-B A3	Mortgage backed security 3.13% 5/09	**	427
	Navistar Financial Corp Owner Trust NAVOT 05-A A3	Mortgage backed security 4.22% 2/10	**	2,777
	Navistar Financial Corp Owner Trust NAVOT 05-A A4	Mortgage backed security 4.43% 1/14	**	561
	Cingular Wireless SV/AT&T Wireless	Corporate Bond 7.875% 3/01/11	**	776
	Cingular Wireless SV/AT&T Wireless	Corporate Bond 8.125% 5/1/12	**	803
	Nextel Communications	Corporate Bond 5.95% SER F 3/14	**	596
	Nissan Auto Receivables Owner Trust. NAROT 05-A A4	Mortgage backed security 3.82% 7/10	**	570

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Northstar Education Finance Inc. NEF 05-1 A5	Mortgage backed security 4.74% 10/45	**	819
	Novastar Home Equity Loan NHEL 04-1 M1	Mortgage backed security 1ML+45 6/34	**	151
	Onyx Acceptance Grantor Trust ONYX 05-B A4	Mortgage backed security 4.34% 5/12	**	453
	ORIX Corp	Corporate Bond 5.48% 11/22/11	**	1,104
	Park Place Securities Inc PPSI 04-WCW1 M1	Mortgage backed security 1ML+63 9/34	**	319
	Peco Energy Co	Corporate Bond 3.5% 5/01/08	**	1,483
	Petroleum Export/Cayman	Corporate Bond 4.623% 6/15/10 144A	**	571
	Petroleum Export/Cayman	Corporate Bond 4.633% 6/15/10 144A	**	341
	Pinnacle Capital Asset Trust PCAT 2006-A B	Mortgage backed security 5.51% 9/09	**	330
	Pinnacle Capital Asset Trust PCAT 2006-A C	Mortgage backed security 5.77% 5/10	**	305
	PNC Funding Corp	Corporate Bond 4.2% 3/10/08	**	1,049
	Prime Property Funding	Corporate Bond 5.6% 6/15/11	**	532
	Principal Life Global	Corporate Bond 3.625% 4/30/08	**	1,473
	Providian Master Note Trust PMNT 06-B1A B1	Mortgage backed security 5.35% 3/13	**	1,133
	Providian Master Note Trust PMNT 05-2 B2	Mortgage backed security 5.1% 11/12	**	1,036
	Prudential Financial Inc	Corporate Bond 3.75% 5/01/08	**	594
	Prudential Securities Secured Financing Corp PSSF 98-C1 A1B	Mortgage backed security 6.506% 7/08	**	502
	Rabobank Nederland	Synthetic GIC Global Wrap – 4.46%	**	1,388
	Republic of Chile	Foreign Bond 6.875% 4/28/09 DT	**	42
	Residential Asset Mortgage Products Inc RAMP 04-SL2 A1I	Mortgage backed security 6.5% 10/16	**	83
	Residential Asset Mortgage Products Inc RAMP 04-RS6 MII2	Mortgage backed security 1ML+130 6/34	**	250
	Residential Asset Mortgage Products Inc RAMP 03-RZ2 A1	Mortgage backed security 3.6% 4/33	**	159
	Residential Asset Mortgage Products Inc RAMP 03-SL1 A31	Mortgage backed security 7.125% 4/31	**	307
	Salomon Brothers Mortgage Securities VII SBM7 00-C1 A2	Mortgage backed security 7.52% 12/09	**	974
	Salomon Brothers Mortgage Securities VII SBM7 00-C3 A2	Mortgage backed security 6.592% 12/33	**	888
	Banco Santander	Corporate Bond 5.805/VAR 6/20/16	**	758
	Banco Santander	Corporate Bond 4.75% 10/21/08 144A	**	2,299
	SBA CMBS Trust SBAC 05-1A A	Mortgage backed security 5.369% 11/35	**	347
	SBA CMBS Trust SBAC 05-1A B	Mortgage backed security 5.565% 11/35	**	242
	Securitized Asset Backed Receivables LLC SABR 04-NC1 M1	Mortgage backed security 1ML+52 2/34	**	291
	Sempra Energy	Corporate Bond 7.95% 3/01/10	**	764
	Sempra Energy	Corporate Bond 4.621% 5/17/07	**	1,914
	Sempra Energy	Corporate Bond 4.75% 5/15/09	**	253
	Simon Property Group LP	Corporate Bond 4.875% 8/15/10	**	377
	Simon Property Group LP	Corporate Bond 5.6% 9/1/11	**	858
	SLM Corp	Corporate Bond 4% 1/15/09	**	1,420

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	SLM Corp	Corporate Bond 4.5% 7/26/10	**	655
	SLM Student Loan Trust SLMA 05-7 A3	Mortgage backed security 4.41% 7/25	**	1,217
	SLM Student Loan Trust SLMA 04-A B	Mortgage backed security 3ML+58 6/33	**	203
	Southwest Airlines	Corporate Bond 7.875% 9/01/07	**	559
	SP Powerassets Ltd	Corporate Bond 3.8% 10/22/08 144S	**	1,277
	Sprint Capital Corp	Corporate Bond 7.625% 1/30/11	**	1,340
	Starwood Commercial Mortgage Trust STARW 99-C1A B	Mortgage backed security 6.92% 2/14	**	193
	Structured Asset Securities Corp. SASC 04-NP1 A	Mortgage backed security 1ML+40 9/33	**	114
	Structured Asset Securities Corp. SASC 04-GEL1 A	Mortgage backed security 1ML+36 2/34	**	36
	SVO VOI Mortgage Corp SVOVM 05-A A	Mortgage backed security 5.25% 2/21	**	447
	Telecom Italia Capital SA	Corporate Bond 4% 11/15/08	**	992
	Telecom Italia Capital SA	Corporate Bond 4% 1/15/10	**	1,825
	Telecom Italia Capital SA	Corporate Bond 4.875% 10/01/10	**	454
	Telefonos de Mexico SA	Corporate Bond 4.5% 11/19/08	**	425
	Telefonos de Mexico SA	Corporate Bond 4.75% 1/27/10	**	2,924
	Textron Financial Corp	Corporate Bond 4.125% 3/3/08	**	419
	Travelers Property Casualty Corp	Corporate Bond 3.75% 3/15/08	**	850
	Triad Auto Receivables Owner Trust TAROT 06-A A3	Mortgage backed security 4.77% 1/11	**	608
	Triad Auto Receivables Owner Trust TAROT 06-A A4	Mortgage backed security 4.88% 4/13	**	711
	Triad Auto Receivables Owner Trust TAROT 2006-C A4	Mortgage backed security 5.31% 5/13	**	567
	UBS AG	Synthetic GIC Global Wrap – 4.46%	**	1,388
	Unicredito Luxembourg Fin.	Corporate Bond 5.584/VAR 1/13/17	**	1,117
	US Bancorp	Corporate Bond 5.3% 4/28/09	**	1,062
	US Bank NA	Corporate Bond 4.4% 8/15/08	**	3,969
	US Treasury Note/Bond	USTN 4.375% 12/15/10	**	140,340
	Verizon Global Funding Corp	Corporate Bond 7.25% 12/1/10	**	659
	Verizon New York Inc	Corporate Bond 6.875% 4/01/12	**	2,250
	Vodaphone Group PLC	Corporate Bond 5.5% 6/15/11	**	362
	Wachovia Auto Loan Owner Trust WALOT 06-2 B	Mortgage backed security 5.29% 6/12	**	332
	Wachovia Auto Loan Owner Trust WALOT 06-2 C	Mortgage backed security 5.34% 10/12	**	377
	Wachovia Auto Loan Owner Trust WALOT 06-1 A-3	Mortgage backed security 5.1% 7/11	**	690
	Wachovia Auto Loan Owner Trust WALOT 06-1B	Mortgage backed security 5.15% 7/12	**	435
	Wachovia Auto Loan Owner Trust WAOT 05-B A3	Mortgage backed security 4.79% 4/10	**	887
	Wachovia Bank Commercial Mortgage Trust WBCMT 03-C7 A1	Mortgage backed security 4.241% 10/3	**	1,111
	Wachovia Bank Commercial Mortgage Trust WBCMT 03-C6 A2	Mortgage backed security 4.498% 8/35	**	862
	Wachovia Bank Commercial Mortgage Trust WBCMT 05-C16 APB	Mortgage backed security 4.692% 10/41	**	488
	Wachovia Bank Commercial Mortgage Trust WBCMT 2004-C15 A2	Mortgage backed security 4.039% 10/41	**	1,345

        Eastman Investment and Employee Stock Ownership Plan

        Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)

        December 30, 2006

        (in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Wachovia Bank Commercial Mortgage Trust WBCMT 05-C16 A2	Mortgage backed security 4.38% 10/41	**	2,401
	Wachovia Bank Commercial Mortgage Trust WBCMT 03-C8 A3	Mortgage backed security 4.445% 11/35	**	1,799
	Wachovia Bank Commercial Mortgage Trust WBCMT 04-C14 A2	Mortgage backed security 4.368% 8/41	**	1,518
	Wachovia Bank Commercial Mortgage Trust WBCMT 05-C22 A1	Mortgage backed security 4.98% 12/44	**	672
	Wachovia Bank Commercial Mortgage Trust WBCMT 06-C24 XP	Interest only strip CSTR 3/45	**	183
	Wachovia Bank Commercial Mortgage Trust WBCMT 04-C15 XP	Interest only strip CSTR 10/41	**	657
	Wachovia Bank Commercial Mortgage Trust WBCMT 05-C18 XP	Interest only strip CSTR 4/42	**	169
	Wachovia Capital Trust V	Corporate Bond 7.965% 6/1/27 144A	**	342
	Wachovia Corporation	Corporate Bond 6.15% 3/15/09	**	316
	Wachovia Corporation	Corporate Bond 6.375% 1/15/09	**	626
	Wachovia Corporation	Corporate Bond 3.5% 8/15/08	**	764
	Wachovia Mortgage Loan Trust WMLT 05-B 2A4	Mortgage backed security CSTR 10/35	**	150
	Washington Mutual Bank	Corporate Bond 4.5% 8/25/08	**	1,158
	Washington Mutual MSC Mortgage Pass-Through WAMMS 03-MS9 2A1	Mortgage backed security 7.5% 12/33	**	88
	Wells Fargo & Company	Corporate Bond 4% 9/10/12	**	470
	Wells Fargo & Company	Corporate Bond 4% 8/15/08	**	1,089
	Wells Fargo Mortgage Backed Securities Trust WFMBS 06-AR8 2A6	Interest only strip CSTR 4/36	**	1,532
	Wells Fargo Mortgage Backed Securities Trust WFMBS 05-AR2 2A2	Mortgage backed security 4.57% 3/35	**	957
	Wells Fargo Mortgage Backed Securities Trust WFMBS 5-AR9 2A1	Interest only strip CSTR 5/35	**	1,425
	Wells Fargo Mortgage Backed Securities Trust WFMBS 05-AR10 2A2	Interest only strip CSTR 6/35	**	929
	Wells Fargo Mortgage Backed Securities Trust WFMBS 05-AR4 A2	Interest only strip CSTR 4/35	**	1,673
	Western Union Co.	Corporate Bond 5.4% 11/17/11 144A	**	1,529
	WFS Financial Owner Trust WESTO 04-4 A4	Mortgage backed security 3.44% 5/12	**	1,208
	WFS Financial Owner Trust WESTO 05-3 A4	Mortgage backed security 4.39% 5/13	**	817
	WFS Financial Owner Trust WESTO 05-3 C	Mortgage backed security 4.54% 5/13	**	411
	WFS Financial Owner Trust WESTO 05-3 B	Mortgage backed security 4.50% 5/13	**	322
	World Omni Auto Receivables Trust WOART 06-A A3	Mortgage backed security 5.01% 10/10	**	4,463
	World Omni Auto Receivables Trust WOART 04-A A4	Mortgage backed security 3.96% 7/11	**	1,021
	Sub-total Managed Income Fund			607,278
	Self Directed Brokerage Account	8,445 shares	**	8,445
	Total Investments			$ 1,487,760

*   Represents a party-in-interest to the Plan.

** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 28, 2007	By: /s/ Scott V. King _
Scott V. King
Controller

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number

23.01	Consent of Independent Registered Public Accounting Firm	43